

June 22, 2011

Via Facsimile
Francine Salari
President
Eternity Healthcare Inc.
409 Granville Street, Suite 1023
Vancouver, BC, Canada

> **Re:** **Eternity Healthcare Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 6, 2011**
> **File No. 333-172061**

Dear Ms. Salari:

    We have reviewed your amended registration statement and response letter dated June 6, 2011 and have the following comments.

Item 16. Exhibits, page 51

Exhibit 5.1 Legality Opinion

1.   Please provide an updated legality opinion in a pre-effective amendment that is filed close in time with the date of desired effectiveness and ensure that the opinion is consistent with comments 18 and 19 of our letter dated March 3, 2011.

Financial Statements and Supplementary Data

2.   Please update your financial statements pursuant to Rule 8-08(b) of Regulation S-X.

    If you have questions or comments on the financial statements and related matters, please contact Melissa Feider, Staff Accountant, at (202) 551-3379. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3457.

                                Sincerely,

                                /s/ Maryse Mills-Apenteng

                                Maryse Mills-Apenteng
                                Special Counsel

cc: Via Facsimile (775) 827-6311
       Michael J. Morrison, Esq.